HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

FILE NO: 68139.1004

May 26, 2010

VIA EDGAR

Mr. Thomas Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ellington Financial LLC
Pre-Effective Amendment No. 7 to Registration Statement on Form S-11
Filed on March 17, 2010
Registration No. 333-160562

Dear Mr. Kluck:

As counsel to Ellington Financial LLC, a Delaware limited liability company (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 8 (“Amendment No. 8”) to the Company’s Registration Statement on Form S-11 (File No. 333-160562) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letters dated April 6, 2010 and April 15, 2010.

For convenience of reference, each Staff comment contained in your April 6, 2010 and April 15, 2010 comment letters is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letters, and is followed by the corresponding response of the Company.

We have provided to each of you, Jessica Barberich, Yolanda Crittendon and Duc Dang a courtesy copy of this letter and two courtesy copies of Amendment No. 8 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 7 to the Registration Statement filed with the Commission on March 17, 2010. The changes reflected in Amendment No. 8 have been made in response to the Staff’s comments. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Mr. Thomas Kluck

May 26, 2010

Letter dated April 6, 2010

Liquidity and Capital; Resources, page 79

1.	Please expand your disclosure to include a discussion of your distributions in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution.

RESPONSE: The Company has revised the disclosure on pages 82 and 83 in the prospectus in response to the Staff’s comment. The Company further advises the Staff that its board of directors may declare dividends based on, among other things, the Company’s earnings, financial condition, working capital needs and new opportunities. The declaration of dividends to the Company’s shareholders and the amount of such dividends are at the discretion of its board of directors. During the year ended December 31, 2009, the Company paid total dividends in the amount of $30.8 million. On February 10, 2010, the Company’s board of directors declared a dividend in the amount of $1.25 per share that was paid on March 15, 2010 to shareholders of record as of March 1, 2010, and on May 10, 2010, the board of directors declared a dividend in the amount of $0.25 per share that will be paid on June 15, 2010 to shareholders of record as of May 18, 2010. These dividends were in the amount of approximately $15.5 million and $3.1 million, respectively. No dividends were paid in the year ended December 31, 2008.

For the year ended December 31, 2009, the Company’s operating activities (including net purchases of investments throughout the year) used net cash of $215.4 million, but its reverse repo activity used to finance many of its investments (including many of those purchased throughout the year) provided net cash of $299.4 million. Thus the Company’s operating activities, when combined with its reverse repo financing activities, provided net cash of $84.0 million. Of this $84.0 million, the Company used $30.8 million to pay dividends and used an additional $11.7 million for other non-operating-activity-related uses, with the remaining $41.5 million serving to increase the Company’s cash holdings from $61.4 million as of December 31, 2008 to $102.9 million as of December 31, 2009.

For the three month period ended March 31, 2010, the Company’s operating activities (including net sales of investments throughout the period) provided net cash in the amount of $136.9 million, but the Company’s reverse repo activity used to finance many of the Company’s investments (including repayments, in conjunction

Mr. Thomas Kluck

May 26, 2010

with the sales of investments, of amounts borrowed under the Company’s reverse repo agreements) used net cash of $119.8 million. Thus the Company’s operating activities, when combined with the Company’s reverse repo financing activities, provided net cash of $17.1 million. Of this $17.1 million, the Company used $15.5 million to pay dividends, $0.2 million for other non-operating-activity-related uses, with the remaining $1.4 million serving to increase the Company’s cash holdings from $102.9 million as of December 31, 2009 to $104.3 million as of March 31, 2010.

Consolidated Statement of Operations, page F-16

2.	Clarify as to why you have not reported certain expenses (i.e., custodian fees, professional fees, administration fees, directors’ fees, etc.) separately in your Statement of Operations. Refer to FASB ASC 946-225-45-3.

RESPONSE: With regard to the provisions of ASC 946-225-45-3, we note that such section indicates that certain line items are commonly reported separately. However, we also looked to the guidance under Regulation S-X Rule 6-07 (“Rule 6-07”) which applies to registered investment companies. As noted in previous submissions, the Company is not a registered investment company, but it does qualify for, and has elected to utilize, investment company accounting treatment. Rule 6-07 requires separate disclosure of each expense exceeding 5% of total expenses. All expense items exceeding 5% of total expenses are either separately disclosed in our consolidated statement of operations or are included in other operating expenses and separately disclosed in item (J) of Note 2 of our consolidated financial statements.

Letter dated April 15, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Liquidity Management, page 94

Our Financing Strategies and Use of Leverage, page 94

1.

Clarify as to whether you account for your repurchase and reverse repurchase transactions as either collateralized borrowing or as sales. To the extent such transactions are being accounted for as collateralized borrowings, for each period end being presented, please provide us with a table showing the average amount of repurchase and reverse repurchase transactions outstanding during the period and the amount of these repurchase and reverse transactions outstanding as of the end of each

Mr. Thomas Kluck

May 26, 2010

period. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each period end, please explain to us why.

RESPONSE: The Company has revised the disclosure on pages 7, 61, 74 and 98 in the prospectus in response to the Staff’s comment. The Company accounts for its reverse repos as collateralized borrowings. Repos, if any, are accounted for as investments. No repos were outstanding as of March 31, 2010 and December 31, 2009.

2.	Please also tell us whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each period end balance sheet date. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

RESPONSE: The Company respectfully advises the Staff that it does not have any such transactions.

3.	Please also tell us whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each period end balance sheet date, if not disclosed already. Also, provide a detailed analysis supporting your decision to account for these transactions as sales.

RESPONSE: The Company respectfully advises the Staff that it does not have any such transactions.

In addition, you asked in a telephonic comment on April 8, 2010, that we add the information required by Item 401(e) of Regulation S-K. The Company has added disclosure on pages 112 and 113 in the prospectus in response to the Staff’s comment.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-7366

Very truly yours,

/s/ Daniel M. LeBey
Daniel M. LeBey

cc:	Eric Bothwell
Valerie Ford Jacob
Paul D. Tropp
Laurence Penn